UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2020

CNX Midstream Partners LP

(Exact name of registrant as specified in its charter)

Delaware	001-36635	47-1054194
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

CNX Center
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317
(Address of principal executive offices)
(Zip code)

Registrant’s telephone number, including area code:

(724) 485-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Units Representing Limited Partner Interests	CNXM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

CNX Midstream Partners LP (the “Partnership”) issued a press release on July 30, 2020 announcing its 2020 second quarter results. A copy of the press release is attached to this Current Report as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information furnished pursuant to this Item 2.02 and Item 7.01, including Exhibit 99.1, are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and will not be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated therein by reference.

Item 7.01.	Regulation FD Disclosure.

The information set forth under Item 2.02 is incorporated into this Item 7.01 by reference.

Forward-Looking Statements

All statements in this report (and oral statements made regarding the subjects of this communication), including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Exchange Act and Section 27A of the Securities Act) that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX Resources Corporation (NYSE: CNX) (“CNX”) and the Partnership, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX and the Partnership and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; and the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX and the Partnership believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX, the Partnership and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Company’s operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX’s or the Partnership’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of the Partnership.

The forward-looking statements in this report speak only as of the date of this report; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk

Factors” section of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC.

No Offer or Solicitation

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where You Can Find It

In connection with the proposed transaction, CNX will file a registration statement on Form S-4, including a consent statement/prospectus of CNX and the Partnership, with the SEC. INVESTORS AND SECURITY HOLDERS OF CNX AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus (when available) and other relevant documents filed by CNX and the Partnership with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents (when available) from www.cnx.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation Relating to the Merger

CNX, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the transaction. Information about these persons is set forth in CNX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and the Partnership’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of the Exhibit

99.1	Press Release of CNX Midstream Partners LP, dated July 30, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNX MIDSTREAM PARTNERS LP

By: CNX MIDSTREAM GP, LLC, its general partner

By:	/s/ Donald W. Rush
Name:	Donald W. Rush
Title:	Chief Financial Officer and Director

Dated: July 30, 2020

Exhibit 99.1

CNX Midstream Reports Second Quarter Results

PITTSBURGH (July 30, 2020) - CNX Midstream Partners LP (NYSE: CNXM) (“CNXM”, “CNX Midstream” or the “Partnership”) today reported financial and operational results for the three and six months ended June 30, 2020(1).

Second Quarter Results

The Partnership continued its solid financial performance during the three months ended June 30, 2020 despite a decline in volumes. The net decrease in gathered volumes was the result of temporary production curtailments by our Sponsor and one of our third-party customers due to a decline in both natural gas and natural gas liquids pricing. Although a majority of the wet wells have since come back online due to a rebound in pricing, the concerns over storage capacity and other items could impact future periods. The impact of the lower wet gas volumes was partially offset by well turn-in-line activity that occurred over the past twelve months. Comparative results net to the Partnership, with the exception of net cash provided by operating activities, which is presented on a gross consolidated basis, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2020	2019	2020	2019
Net income	$32.6	$46.7	$77.8	$81.9
Net cash provided by operating activities	$45.5	$74.8	$85.6	$124.7
Adjusted EBITDA (non-GAAP)(2)	$49.7	$59.3	$110.1	$113.8
Distributable cash flow (non-GAAP)(2)	$37.1	$46.9	$83.9	$89.9
Distribution coverage ratio - Declared(2)	0.83x	1.53x	1.60x	1.51x

The Board of Directors of CNX Midstream GP LLC, recently declared a cash distribution of $0.50 per unit with respect to the second quarter of 2020, which resulted in the distribution coverage ratio declining to 0.83x.

There is no change to previously stated guidance.

Capital Investment and Resources

For the second quarter of 2020, CNX Midstream’s total capital investment net to the Partnership was $14.1 million, which includes investment in expansion projects of $8.8 million and maintenance capital of $5.3 million.

As of June 30, 2020, CNX Midstream had outstanding borrowings of $319.0 million under its $600.0 million revolving credit facility.

CNX Acquiring All Outstanding Common Units of CNXM (the “take-private transaction”)

On July 27, 2020, CNX Resources Corporation (NYSE: CNX) (“CNX”) and CNX Midstream announced that they have entered into a definitive merger agreement pursuant to which CNX will acquire all of the outstanding common units of CNX Midstream that it does not already own in exchange for CNX common stock valued at approximately $357 million, based on the most recent closing price of CNX common stock.

Video Presentation

CNX and the Partnership have pre-recorded a video presentation that not only thoroughly examines the transaction, but also reviews the CNX investment thesis and why the company believes it is a non-replicable, best-in-class E&P company. The video can be accessed at: https://vimeo.com/441806879, or by visiting the “Investor Relations” page of CNX’s website at www.cnx.com, or on the ‘News and Events’ page of the CNX Midstream website at cnxmidstream.com. Presentation materials are available on each company’s website.

Second Quarter Financial and Operational Results Conference Call

In light of the take-private transaction, CNX Midstream has cancelled its previously announced earnings call scheduled for July 30.

(1)

The Partnership’s current financial interests in the development companies are: 100% in the Anchor Systems and 5% in the Additional Systems. Because the Partnership owns a controlling interest in each of these two development companies, it fully consolidates their financial results. CNX Gathering, which is wholly owned by CNX Resources Corporation, owns a 95% noncontrolling interest in the Additional Systems of the Partnership.

(2)

Adjusted EBITDA and Distributable Cash Flow are not measures that are recognized under accounting principles generally accepted in the U.S. (“GAAP”). Definitions and reconciliations of these non-GAAP measures to GAAP reporting measures appear in the financial tables which follow.

Contacts:

Investor Relations:	Media:
Tyler Lewis	Brian Aiello
724-485-3157	724-485-3078
tylerlewis@cnx.com	brianaiello@cnx.com

* * * * *

CNX Midstream is a growth-oriented master limited partnership that owns, operates, develops and acquires gathering and other midstream energy assets to service natural gas production in the Appalachian Basin in Pennsylvania and West Virginia. Our assets include natural gas gathering pipelines and compression and dehydration facilities, as well as condensate gathering, collection, separation and stabilization facilities. More information is available at our website www.cnxmidstream.com.

* * * * *

This press release is intended to be a qualified notice to nominees as provided for under Treasury Regulation Section 1.1446-4(b). Brokers and nominees should treat one hundred percent (100.0%) of CNX Midstream’s distributions to non-U.S. investors as being attributed to income that is effectively connected with a United States trade or business. Accordingly, CNX Midstream’s distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate. Nominees, and not CNX Midstream, are treated as withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

* * * * *

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “will,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. You should not place undue reliance on forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, they involve known and unknown risks, uncertainties and other factors. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the possibility that the market price of CNX Resource’s common stock will fluctuate prior to the completion of the take-private transaction causing the value of the merger consideration to change; the risk that a condition to the closing of the take-private transaction may not be satisfied on a timely basis, if at all; the timing of the completion of the take-private transaction; the substantial transaction-related costs that may be incurred by CNX Resources and CNXM in connection with the take-private transaction; the possibility that CNX Resources and CNXM may, under certain specified circumstances, be responsible for the other party’s expenses; the possibility that CNX Resources and CNXM may be the targets of securities class actions and derivative lawsuits; the limited duties CNXM’s partnership agreement places on the general partner for actions taken by the general partner; the risk that certain officers and directors of CNX Resources and the general partner have interests in the take-private transaction that are different from, or in addition to, the interests they may have as CNXM’s unitholders or the CNX Resources’ stockholders, respectively; the possibility that financial projections by CNX Resources and CXNM may not prove to be reflective of actual future results; our ability to grow, or maintain, our current rate of cash distributions; our reliance on our customers, including our Sponsor, CNX Resources Corporation; the effects of changes in market prices of natural gas, NGLs and crude oil on our customers’ drilling and development plans on our dedicated acreage and the volumes of natural gas and condensate that are produced on our dedicated acreage because of the natural decline in production from existing wells, our success, in part, depends on our ability to maintain or increase natural gas and condensate throughput volumes on our midstream systems, which depends on the level of development and completion activity on acreage dedicated to us; changes in our customers’ drilling and development plans in the Marcellus Shale and Utica Shale, and our customers’ ability to meet such plans; our ability to maintain or increase volumes of natural gas and condensate on our midstream systems; the demand for natural gas and condensate gathering services, changes in general economic condition, and competitive conditions in our industry, including competition from the same and alternative energy sources; actions taken by third-party operators, gatherers, processors and transporters; our ability to successfully implement our business plan; our ability to complete internal growth projects on time and on budget; our ability to generate adequate returns on capital; the price and availability of debt and equity financing; the availability and price of oil and natural gas to the consumer compared to the price of alternative and competing fuels; prolonged customer curtailments; the availability of storage capacity for refined products such as crude, and refinery inputs including condensate, c5+ and butane; energy efficiency and technology trends; operating hazards and other risks incidental to our midstream services; natural disasters, weather-related delays, casualty losses and other matters beyond our control; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, the Partnership’s operations and national and global economic conditions, generally; interest rates; labor relations; defaults by our customers under our gathering agreements; changes in availability and cost of capital; changes in our tax status; the effect of existing and future laws and government regulations; and the effects of future litigation.

Although forward-looking statements reflect CNXM’s good faith beliefs at the time they are made, they involve known and unknown risks, uncertainties and other factors. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, including, among others, that CNXM’s business plans may change as circumstances warrant, please refer to the “Risk Factors” and “Forward-Looking Statements” sections of CNXM’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Commission on February 10, 2020 and subsequent Quarterly Reports on Form 10-Q. CNXM undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

CNX MIDSTREAM PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per unit data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue
Gathering revenue — related party	$54,203	$59,205	$116,381	$112,981
Gathering revenue — third party	11,749	18,896	29,702	37,339
Miscellaneous income	86	—	151	—

Total Revenue	66,038	78,101	146,234	150,320
Expenses
Operating expense — related party	4,367	6,514	8,195	12,062
Operating expense — third party	6,049	6,188	14,645	12,162
General and administrative expense — related party	2,748	4,027	5,605	7,994
General and administrative expense — third party	1,585	1,364	4,350	2,900
Loss on asset sales and abandonments	1,663	—	1,652	7,229
Depreciation expense	8,209	5,860	15,787	11,510
Interest expense	8,617	7,685	17,410	15,024

Total Expense	33,238	31,638	67,644	68,881

Net Income	32,800	46,463	78,590	81,439
Less: Net income (loss) attributable to noncontrolling interest	250	(282)	821	(413)

Net Income Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$32,550	$46,745	$77,769	$81,852

Calculation of Limited Partner Interest in Net Income:
Net Income Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$32,550	$46,745	$77,769	$81,852
Less: General partner interest in net income, including incentive distribution rights	—	6,325	—	11,604

Limited partner interest in net income	$32,550	$40,420	$77,769	$70,248

Earnings per limited partner unit:
Basic	$0.36	$0.63	$0.87	$1.10
Diluted	$0.35	$0.63	$0.84	$1.10
Weighted average number of limited partner units outstanding (in thousands):
Basic	89,799	63,732	89,798	63,715
Diluted	92,817	63,755	92,820	63,759
Cash distributions declared per unit (*)	$0.5000	$0.3865	$0.5829	$0.7597

(*)	Represents the cash distributions declared during the month following the end of each respective quarterly period.

CNX MIDSTREAM PARTNERS LP

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except number of limited partner units)

(Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash	$989	$31
Receivables — related party	16,583	21,076
Receivables — third party	8,615	7,935
Other current assets	1,672	1,976

Total Current Assets	27,859	31,018
Property and Equipment:
Property and equipment	1,329,543	1,302,566
Less — accumulated depreciation	122,804	106,975

Property and Equipment — Net	1,206,739	1,195,591
Other Assets:
Operating lease right-of-use assets	1,594	4,731
Other assets	2,698	3,262

Total Other Assets	4,292	7,993

TOTAL ASSETS	$1,238,890	$1,234,602

LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Trade accounts payable	$9,312	$15,683
Accrued interest payable	7,794	7,973
Accrued liabilities	14,825	43,634
Due to related party	52,191	4,787

Total Current Liabilities	84,122	72,077
Other Liabilities:
Long-term liabilities — related party	85,000	—
Long-Term Debt:
Revolving credit facility	319,000	311,750
Senior Notes	394,635	394,162

Total Long-Term Debt	713,635	705,912

TOTAL LIABILITIES	882,757	777,989
Partners’ Capital and Noncontrolling Interest:
Limited partner units (89,799,224 issued and outstanding at June 30, 2020 and 63,736,622 issued and outstanding at December 31, 2019)	251,862	380,473
Class B units (3,000,000 issued and outstanding at June 30, 2020 and none issued and outstanding at December 31, 2019)	34,590	—
General partner interest	—	7,280

Partners’ capital attributable to CNX Midstream Partners LP	286,452	387,753
Noncontrolling interest	69,681	68,860

Total Partners’ Capital and Noncontrolling Interest	356,133	456,613

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$1,238,890	$1,234,602

CNX MIDSTREAM PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash Flows from Operating Activities:
Net income	$32,800	$46,463	$78,590	$81,439
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and amortization of debt issuance costs	8,680	6,328	16,730	12,449
Unit-based compensation	380	541	884	1,153
Loss on asset sales and abandonments	1,663	—	1,652	7,229
Other	133	30	144	41
Changes in assets and liabilities:
Due to/from affiliate	5,962	(1,346)	2,256	(3,269)
Receivables — third party	(3,635)	(101)	(680)	347
Other current and non-current assets	2,035	1,932	3,535	(7,039)
Accounts payable and other accrued liabilities	(2,523)	20,906	(17,493)	32,316

Net Cash Provided by Operating Activities	45,495	74,753	85,618	124,666

Cash Flows from Investing Activities:
Capital expenditures	(14,377)	(104,310)	(47,036)	(182,867)
Proceeds from sale of assets	80	—	80	—

Net Cash Used in Investing Activities	(14,297)	(104,310)	(46,956)	(182,867)

Cash Flows from Financing Activities:
Contributions from general partner and noncontrolling interest holders, net	—	—	—	30
Vested units withheld for unitholders taxes	—	(26)	(309)	(690)
Quarterly distributions to unitholders	(7,444)	(28,940)	(44,645)	(56,208)
Net (payments) borrowings on secured $600.0 million credit facility	(28,000)	71,350	7,250	124,000
Debt issuance costs	—	(1,220)	—	(1,220)

Net Cash (Used in) Provided by Financing Activities	(35,444)	41,164	(37,704)	65,912

Net (Decrease) Increase in Cash	(4,246)	11,607	958	7,711
Cash at Beginning of Period	5,235	70	31	3,966

Cash at End of Period	$989	$11,677	$989	$11,677

CNX MIDSTREAM PARTNERS LP

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA AND DISTRIBUTABLE CASH FLOW

(Dollars in thousands)

Definition of Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

We define EBITDA as net income (loss) before net interest expense, depreciation and amortization, and Adjusted EBITDA as EBITDA adjusted for gains or losses on asset sales and abandonments and other non-cash items which should not be included in the calculation of Distributable Cash Flow. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our partners;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA and Adjusted EBITDA provides information that is useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA and Adjusted EBITDA are Net Income and Net Cash Provided by Operating Activities. EBITDA and Adjusted EBITDA should not be considered an alternative to Net Income, Net Cash Provided by Operating Activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect Net Income or Net Cash Provided by Operating Activities, and these measures may vary from those of other companies. As a result, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Distributable Cash Flow

We define Distributable Cash Flow as Adjusted EBITDA less net income attributable to noncontrolling interest, cash interest expense and maintenance capital expenditures, each net to the Partnership. Distributable Cash Flow does not reflect changes in working capital balances.

Distributable Cash Flow is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders; and

•	the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We believe that the presentation of Distributable Cash Flow in this release provides information that is useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Distributable Cash Flow are Net Income and Net Cash Provided by Operating Activities. Distributable Cash Flow should not be considered an alternative to Net Income, Net Cash Provided by Operating Activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable Cash Flow excludes some, but not all, items that affect Net Income or Net Cash Provided by Operating Activities, and these measures may vary from those of other companies. As a result, our Distributable Cash Flow may not be comparable to similarly titled measures that other companies may use.

Distribution Coverage Ratio

We define Distributable Coverage Ratio as Distributable Cash Flow divided by cash distributions declared or paid.

Free Cash Flow

We define Free Cash Flow as Distributable Cash Flow less expansion capital expenditures, net to the Partnership.

The following table presents a reconciliation of the non-GAAP measures of Adjusted EBITDA and Distributable Cash Flow to the most directly comparable GAAP financial measures of Net Income and Net Cash Provided by Operating Activities.

	Three Months Ended June 30,		Six Months Ended June 30,
(Unaudited)	2020	2019	2020	2019
Net Income	$32,800	$46,463	$78,590	$81,439
Depreciation expense	8,209	5,860	15,787	11,510
Interest expense	8,617	7,685	17,410	15,024

EBITDA	49,626	60,008	111,787	107,973
Non-cash unit-based compensation expense	380	541	884	1,153
Loss on asset sales and abandonments	1,663	—	1,652	7,229

Adjusted EBITDA	51,669	60,549	114,323	116,355
Less:
Net income (loss) attributable to noncontrolling interest	250	(282)	821	(413)
Depreciation expense attributable to noncontrolling interest	483	395	963	789
Other expenses attributable to noncontrolling interest	1,154	1,098	2,327	2,218
Loss on asset sales attributable to noncontrolling interest	110	—	110	—

Adjusted EBITDA Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$49,672	$59,338	$110,102	$113,761

Less: cash interest expense, net to the Partnership	7,286	7,282	15,191	13,886
Less: maintenance capital expenditures, net to the Partnership	5,310	5,168	10,983	10,003

Distributable Cash Flow	$37,076	$46,888	$83,928	$89,872

Net Cash Provided by Operating Activities	$45,495	$74,753	$85,618	$124,666
Interest expense	8,617	7,685	17,410	15,024
Loss on asset sales and abandonments	1,663	—	1,652	7,229
Other, including changes in working capital	(4,106)	(21,889)	9,643	(30,564)

Adjusted EBITDA	51,669	60,549	114,323	116,355
Less:
Net income (loss) attributable to noncontrolling interest	250	(282)	821	(413)
Depreciation expense attributable to noncontrolling interest	483	395	963	789
Other expenses attributable to noncontrolling interest	1,154	1,098	2,327	2,218
Loss on asset sales attributable to noncontrolling interest	110	—	110	—

Adjusted EBITDA Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$49,672	$59,338	$110,102	$113,761

Less: cash interest expense, net to the Partnership	7,286	7,282	15,191	13,886
Less: maintenance capital expenditures, net to the Partnership	5,310	5,168	10,983	10,003

Distributable Cash Flow	$37,076	$46,888	$83,928	$89,872

Less: expansion capital expenditures, net to the Partnership	8,755	98,204	$34,458	$169,306

Free Cash Flow	$28,321	$(51,316)	$49,470	$(79,434)

The following table presents a reconciliation of the non-GAAP measures Adjusted EBITDA and Distributable Cash Flow by quarter and for the most recently completed twelve month period with the most directly comparable GAAP financial measures, which are Net Income and Net Cash Provided by Operating Activities.

(Unaudited)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Twelve Months Ended June 30, 2020
Net Income	$43,665	$50,196	$45,790	$32,800	$172,451
Depreciation expense	6,184	6,677	7,578	8,209	28,648
Interest expense	7,601	7,668	8,793	8,617	32,679

EBITDA	57,450	64,541	62,161	49,626	233,778
Non-cash unit-based compensation expense	328	399	504	380	1,611
(Gain) loss on asset sales and abandonments	—	—	(11)	1,663	1,652

Adjusted EBITDA	57,778	64,940	62,654	51,669	237,041
Less:
Net (loss) income attributable to noncontrolling interest	(298)	1,700	571	250	2,223
Depreciation expense attributable to noncontrolling interest	392	399	480	483	1,754
Other expenses attributable to noncontrolling interest	1,152	1,136	1,173	1,154	4,615
Loss on asset sales attributable to noncontrolling interest	—	—	—	110	110

Adjusted EBITDA Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$56,532	$61,705	$60,430	$49,672	$228,339

Less: cash interest expense, net to the Partnership	7,528	7,812	7,905	7,286	30,531
Less: maintenance capital expenditures, net to the Partnership	5,388	5,494	5,673	5,310	21,865

Distributable Cash Flow	$43,616	$48,399	$46,852	$37,076	$175,943

Net Cash Provided by Operating Activities	$51,014	$41,382	$40,123	$45,495	$178,014
Interest expense	7,601	7,668	8,793	8,617	32,679
(Gain) loss on asset sales and abandonments	—	—	(11)	1,663	1,652
Other, including changes in working capital	(837)	15,890	13,749	(4,106)	24,696

Adjusted EBITDA	57,778	64,940	62,654	51,669	237,041
Less:
Net (loss) income attributable to noncontrolling interest	(298)	1,700	571	250	2,223
Depreciation expense attributable to noncontrolling interest	392	399	480	483	1,754
Other expenses attributable to noncontrolling interest	1,152	1,136	1,173	1,154	4,615
Loss on asset sales attributable to noncontrolling interest	—	—	—	110	110

Adjusted EBITDA Attributable to General and Limited Partner Ownership Interest in CNX Midstream Partners LP	$56,532	$61,705	$60,430	$49,672	$228,339

Less: cash interest expense, net to the Partnership	7,528	7,812	7,905	7,286	30,531
Less: maintenance capital expenditures, net to the Partnership	5,388	5,494	5,673	5,310	21,865

Distributable Cash Flow	$43,616	$48,399	$46,852	$37,076	$175,943

Distributions Declared	$32,371	$37,201	$7,444	$44,900	$121,916

Distribution Coverage Ratio - Declared	1.35x	1.30x	6.29x	0.83x	1.44x
Distributable Cash Flow	$43,616	$48,399	$46,852	$37,076	$175,943

Distributions Paid	$30,637	$32,371	$37,201	$7,444	$107,653

Distribution Coverage Ratio - Paid	1.42x	1.50x	1.26x	4.98x	1.63x

Development Companies Jointly Owned by CNX Gathering LLC and CNX Midstream Partners LP

Operating Income Summary, Selected Operating Statistics and Capital Investment

(Dollars in thousands)

(Unaudited)

	Three Months Ended June 30, 2020
	Anchor	Additional	Total
Income Summary
Revenue	$63,060	$2,978	$66,038
Expenses	30,524	2,714	33,238

Net Income	$32,536	$264	$32,800

Operating Statistics - Gathered Volumes
Dry gas (BBtu/d)	993	48	1,041
Wet gas (BBtu/d)	327	46	373
Other (BBtu/d)*	273	—	273

Total Gathered Volumes	1,593	94	1,687

Capital Investment
Maintenance capital	$5,294	$328	$5,622
Expansion capital	8,755	—	8,755

Total Capital Investment	$14,049	$328	$14,377

Capital Investment Net to CNX Midstream Partners LP
Maintenance capital	$5,294	$16	$5,310
Expansion capital	8,755	—	8,755

Total Capital Investment Net to CNX Midstream Partners LP	$14,049	$16	$14,065

*	Includes third-party volumes we gather under high-pressure short-haul agreements (271 BBtu/d) as well as condensate handling.